UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MOMO INC.

(Name of Issuer)

CLASS A ORDINARY SHARES

(Title of Class of Securities)

60879B107

(CUSIP Number)

c/o Nan Peng Shen

Suite 3613, 36/F, Two Pacific Place

88 Queensway Road, Hong Kong

(852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes &Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

March 7, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60879B107	Page 2 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SCC GROWTH I HOLDCO A, LTD. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-1141870
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,341,237
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,341,237
11.	Aggregate amount beneficially owned by each reporting person 1,341,237
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 3 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 26-0205433
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,341,237
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,341,237
11.	Aggregate amount beneficially owned by each reporting person 1,341,237
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 4 of 15

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

26-0204337

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,341,237
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,341,237
11.	Aggregate amount beneficially owned by each reporting person 1,341,237
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 5 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA GF HOLDCO III-A LTD. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-1157403
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,376,801
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,376,801
11.	Aggregate amount beneficially owned by each reporting person 7,376,801
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.6%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 6 of 15

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SEQUOIA CAPITAL CHINA GROWTH FUND III, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

98-1160392

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,376,801
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,376,801
11.	Aggregate amount beneficially owned by each reporting person 7,376,801
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.6%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 7 of 15

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SC CHINA GROWTH III CO-INVESTMENT 2014-A, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

98-1169076

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,353,092
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,353,092
11.	Aggregate amount beneficially owned by each reporting person 3,353,092
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.2%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 8 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC CHINA GROWTH III MANAGEMENT, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-1159704
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,729,893
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,729,893
11.	Aggregate amount beneficially owned by each reporting person 10,729,893
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.7%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 9 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC CHINA HOLDING LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,071,130
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,071,130
11.	Aggregate amount beneficially owned by each reporting person 12,071,130
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.2%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 10 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SNP CHINA ENTERPRISES LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,071,130
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,071,130
11.	Aggregate amount beneficially owned by each reporting person 12,071,130
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.2%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 11 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) NAN PENG SHEN I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization HONG KONG SAR
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,071,130
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,071,130
11.	Aggregate amount beneficially owned by each reporting person 12,071,130
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.2%
14.	Type of reporting person (see instructions) IN

PREAMBLE

This Statement on Schedule 13D/A (this “Schedule 13D/A”) amends the previous Schedule 13D filed on July 7, 2015 (the “Initial Filing”) by SCC Growth I Holdco A, Ltd. (“SCCG I HOLDCO A”), Sequoia Capital China Growth Fund I, L.P. (“SCCGF I”), Sequoia Capital China Growth Partners Fund I, L.P. (“SCCGF PTRS I”), Sequoia Capital China GF Principals Fund I, L.P. (“SCCGF PRIN I”), Sequoia Capital China Growth Fund Management I, L.P. (“SCCGF MGMT I”), Sequoia Capital China GF Holdco III-A, Ltd. (“SCCGF HOLDCO III-A”), Sequoia Capital China Growth Fund III, L.P. (“SCCGF III”), SC China Growth III Co-Investment 2014-A, L.P. (“SCCG III CO-INV 2014-A”), SC China Growth III Management, L.P. (“SCCG III MGMT”), SC China Holding Limited (“SCC HOLD”), SNP China Enterprises Limited (“SNP”) and Nan Peng Shen (“NS”), relating to Class A ordinary shares of Momo Inc., as amended by Amendment No. 1 filed on April 7, 2016 and Amendment No. 2 filed on August 24, 2016 (together with the Initial Filing, the “Original 13D”). Except as amended and restated herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

As of March 7, 2017, the Reporting Persons beneficially own less than 5% of the Ordinary Shares of the Issuer. This is the final amendment to the Original 13D and constitutes an “exit filing” for the Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D/A are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on an aggregate of 286,865,033 Ordinary Shares issued and outstanding as of December 31, 2015, as disclosed in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2016.

(c) The following Reporting Persons engaged in the following open-market transactions with respect to the Issuer’s Ordinary Shares during the last 60 days:

SCCG I HOLDCO A

Transaction Date	Number of Shares	Price per Share		Type of Transaction
2/16/2017	50,958	$27.00	(1)	Sale
2/17/2017	103,344	$27.00	(2)	Sale
2/21/2017	73,586	$27.01	(3)	Sale
3/07/2017	395,144	$30.00	(4)	Sale
3/08/2017	17,544	$30.57	(5)	Sale

SCCGF HOLDCO III-A

Transaction Date	Number of Shares	Price per Share		Type of Transaction
2/16/2017	280,290	$27.00	(1)	Sale
2/17/2017	568,438	$27.00	(2)	Sale
2/21/2017	404,622	$27.01	(3)	Sale
3/07/2017	2,173,472	$30.00	(4)	Sale
3/08/2017	96,312	$30.57	(5)	Sale

SCCG III CO-INV 2014-A

Transaction Date	Number of Shares	Price per Share		Type of Transaction
2/16/2017	127,416	$27.00	(1)	Sale
2/17/2017	258,406	$27.00	(2)	Sale
2/21/2017	183,862	$27.01	(3)	Sale
3/07/2017	988,038	$30.00	(4)	Sale
3/08/2017	43,682	$30.57	(5)	Sale

(1)	The sales were executed in multiple transactions ranging from $27.00 to $27.05 per share. The price above reflects the weighted-average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.

(2)	The sales were executed in multiple transactions ranging from $27.00 to $27.01 per share. The price above reflects the weighted-average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.
(3)	The sales were executed in multiple transactions ranging from $27.00 to $27.13 per share. The price above reflects the weighted-average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.
(4)	The sales were executed in multiple transactions ranging from $30.00 to $30.16 per share. The price above reflects the weighted-average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.
(5)	The sales were executed in multiple transactions ranging from $30.28 to $30.89 per share. The price above reflects the weighted-average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.

Other than the foregoing, no transactions in the Issuer’s Ordinary Shares have been effected by the Reporting Persons in the last sixty (60) days.

(d) Not applicable.

(e) As a result of the transactions described herein, on March 7, 2017, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Ordinary Shares. The filing of this Amendment No. 3 represents the final amendment to the Original 13D and constitutes an “exit filing” for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: Mach 9, 2017

SCC Growth I Holdco A, Ltd.

By:	Sequoia Capital China Growth Fund I, L.P.
its Member

By:	Sequoia Capital China Growth Fund Management I, L.P.
its General Partner

By: SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Growth Fund I, L.P.

By:	Sequoia Capital China Growth Fund Management I, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Growth Fund Management I, L.P.

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China GF Holdco III-A, Ltd.

By:	Sequoia Capital China Growth Fund III, L.P.
its Member

By:	SC China Growth III Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Growth Fund III, L.P.

By:	SC China Growth III Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Growth III Co-Investment 2014-A, L.P.

By:	SC China Growth III Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Growth III Management, L.P.

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Holding Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Owner and Director

/s/ Nan Peng Shen
Nan Peng Shen